UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
1203 E. 33rd Street, Suite 250
Tulsa, OK 74105
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

January 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 030910 20 2	13D	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS
Tony Kamin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,664,304

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,664,304

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,664,304

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.72%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 030910 20 2	13D	Page 3 of 5 pages

This Schedule 13D (Amendment No. 2) amends and restates in its entirety the Schedule 13D, which was filed on December 8, 2017 and amended on December 8, 2017.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of Empire Petroleum Corporation (the "Company").

The address of the Company's principal executive office is 1203 E. 33rd Street, Suite 250, Tulsa, OK 74105.

ITEM 2.  IDENTITY AND BACKGROUND

The residence address of Mr. Kamin is 619 Bluff Street, Glencoe IL 60022.

Mr. Kamin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Kamin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Kamin is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In 2015 and 2016, Mr. Kamin purchased 97,673 shares of the Company's Common Stock in the open market through an entity wholly owned by him using personal funds.

On February 15, 2015, Mr. Kamin purchased 120,000 shares of the Company's Common Stock and a warrant to purchase 60,000 shares of Common Stock at an exercise price of $0.25 per share, which was immediately exercisable and expires on February 28, 2017, for an aggregate purchase price of $15,000 in a private placement by the Company through an entity wholly owned by him using personal funds.

On December 23, 2016, Mr. Kamin purchased a convertible note convertible into 266,667 shares of the Company's Common Stock and warrant to purchase 160,000 shares of Common Stock at an exercise price of $0.25 per share for an aggregate purchase price of $40,000 in a private placement by the Company through an entity wholly owned by him using personal funds.  Subsequent to December 23, 2016, the Company modified the note so it is convertible into 400,000 shares of the Company's Common Stock and modified the warrant so it could be used to purchase 266,667 shares of Common Stock at an exercise price of $0.15 per share. On March 27, 2019, such warrant was exercised as further described below.

On December 23, 2016, as compensation for serving on the Company's Board of Directors, the Company authorized (1) the grant of a warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price of $0.15 per share, which would be immediately exercisable and expires December 31, 2021, and (2) the grant of a warrant to purchase 1,500,000 shares of the Company's Common Stock at an exercise price of $0.25 per share, which would be immediately exercisable and expires December 31, 202.  These warrants were not issued by the Company until December 1, 2017.

On February 28, 2017, the warrant to purchase 60,000 shares of Common Stock at an exercise price of $0.25 per share described above expired.

On December 1, 2017, as compensation for serving on the Company's Board of Directors, the Company authorized the grant of a warrant to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $0.25 per share, which would be immediately exercisable and expires December 31, 2021.

On December 1, 2017, Mr. Kamin purchased 140,000 shares of the Company's Common Stock and warrant to purchase 140,000 shares of Common Stock at an exercise price of $0.15 per share for an aggregate purchase price of $14,000 in a private placement by the Company using personal funds.  On March 27, 2019, such warrant was exercised with respect to 66,667 shares as further described below.

On January 10, 2018, Mr. Kamin purchased 250,000 shares of the Company's Common Stock and warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.15 per share for an aggregate purchase price of $25,000 in a private placement by the Company using personal funds.

On March 27, 2019, Mr. Kamin purchased 66,667 shares of the Company's Common Stock through the exercise of a warrant at an exercise price of $0.15 per share, and an entity wholly owned by him purchased 266,667 shares of the Company's Common Stock through the exercise of a warrant at an exercise price of $0.15 per share.  Both transactions were consummated using Mr. Kamin's personal funds.

CUSIP NO. 030910 20 2	13D	Page 4 of 5 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Kamin acquired and owns the shares of the Company's Common Stock, as described herein, for investment purposes.

Mr. Kamin does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Kamin is the beneficial owner of 4,664,304 shares of Common Stock and 20.72% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Kamin to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2019	/s/ Tony Kamin
Tony Kamin